Exhibit 99.1

Sapiens and Rising Medical Solutions Partner to Simplify Processes, Reduce Costs for Workers’ Compensation and Property & Casualty Carriers

Integrated offering will combine Sapiens core platforms and Rising’s medical cost reduction and data analysis technology, enabling carriers to make data-driven, cost-effective business decisions

March 3, 2021 — Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, and Rising Medical Solutions, a provider of healthcare management solutions for the workers' compensation, auto, liability and group health markets, today announced a partnership and integrated offering that will provide carriers with the tools and intelligence to make well-informed, data-driven, equitable payment decisions as to medical care/treatment.

The joint Sapiens-Rising offering will help insurers utilize critical data in real time while providing an enhanced user experience – from a rich user interface to a seamless integration covering processes from claims transactions through medical management oversight and payment. Rising provides medical cost containment and care management services, including medical bill review, to manage the cost and quality of medical care.

“Sapiens’ commitment to providing insurers with technology-fueled, customer-centric solutions matches our own,” said Rising CEO Jason Beans. “When two foundationally aligned companies collaborate, client goals and program success can be reached far more rapidly.”

Targeting workers’ compensation and property & casualty insurance carriers, the joint offering will integrate with both Sapiens Platform for Workers’ Compensation and Sapiens CoreSuite for Property & Casualty. Combined with Rising’s proprietary technology – the industry’s only fully integrated, multi-product, multi-line, healthcare management platform – the offering will help organizations unlock the value of their claims and medical management information from transaction to reporting, providing greater insight to make more informed decisions across the enterprise.

“With our new partnership, stakeholders will have more options to address a wide range of business challenges and processes – from transaction to reporting – leveraging Sapiens’ industry-leading technology and Rising’s extensive comprehensive managed care suite,” said Roni Al-Dor, Sapiens President and CEO.

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. The company offers digital software platforms, solutions and services for the property & casualty, life, pension & annuity, reinsurance, financial & compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core, data and digital requirements. For more information: www.sapiens.com.

Media Contact

Alex Zukerman

CMO and Chief of Strategy, Sapiens

+972 546 724 910

alex.zukerman@sapiens.com